UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Collective Audience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

193939 105
(CUSIP Number)

Brent Suen

85 Broad Street 16-079

New York, NY 10004

808-829-1057

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 2, 2023

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 193939 105

1		NAME OF REPORTING PERSONS Logiq, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,038,000*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 6,038,000*
	10	SHARED DISPOSITIVE POWER 0*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,038,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.60%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Calculated in the manner set forth in Item 5

(1) Assumes 13,220,263 shares of common stock outstanding as of the date of this statement on Schedule 13D, based on 13,220,263 shares of common stock deemed to be issued and outstanding as of November 2, 2023.

2

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Collective Audience, Inc. a Delaware corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is: 85 Broad Street, 16-079, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

(a)       Name

This Schedule 13D is filed by Logiq, Inc., a Delaware corporation (the “Reporting Person”).

(b)       Residence or Business Address

The address of the principal business and principal office for the Reporting Person is: 85 Broad Street, 16-079, New York, New York 10004.

(c)       Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The Reporting Person is a U.S.-based provider of e-commerce and digital customer acquisition solutions by simplifying digital advertising.

(d)	Criminal Convictions

During the past five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of its directors or executive officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

The Reporting Person is organized under the laws of the State of Delaware. The citizenship of each of the Reporting Person’s directors and executive officers is listed on Schedule A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Merger Agreement and Related Transactions

As previously announced, on September 9, 2022, Abri SPAC I, Inc., a Delaware corporation (“Abri”), Abri Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Abri (“Merger Sub”), Logiq, Inc., a Delaware corporation (“Logiq or “DLQ Parent”) whose common stock is quoted on OTCQX Market under the ticker symbol “LGIQ” and, DLQ, Inc., a Nevada corporation and wholly owned subsidiary of DLQ Parent (“DLQ”) entered into a Merger Agreement (the “Merger Agreement”)

On November 2, 2023 (the “Closing Date”), the Business Combination, among other transactions contemplated by the Merger Agreement, was completed (the “Closing”). Upon Closing, Abri changed it’s name to “Collective Audience, Inc”, and the symbol changed to “CAUD”.

At Closing, pursuant to the terms of the Merger Agreement and after giving effect to the redemptions of shares of Abri Common Stock The total consideration paid at Closing (the “Merger Consideration”) by Abri to Logiq was 11,400,000 shares of Abri common stock valued at $114 million (the “Consideration Shares”);

Concurrent with Closing, upon issuance of the Consideration Shares, Logiq declared a share dividend of 3,762,000 Consideration Shares (representing 33% of the total Consideration Shares) to the DLQ Parent stockholders (the “Logiq Dividend”) of record as of October 24, 2023 (the “Dividend Record Date”). The remaining 53% (the 6,038,000 shares represented herein) of Consideration Shares were issued to Logiq, are subject to an 11-month lock-up (the “Lock-up Agreement”), and will be deposited into a separate escrow account, and such escrow (the “Escrow Agreement”) which will be released once the DLQ Investors recoup their original investment amounts.

The descriptions of the Merger Agreement, Lock-up Agreement and Escrow Agreement contained herein do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Merger Agreement, Lock-up Agreement and Escrow Agreement, copies of which are attached hereto as Exhibits 1 through 7 and are incorporated herein by reference.

3

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes, and the Reporting Person intends to review its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The information set forth above under Item 3 of this Schedule 13D is incorporated herein by reference.

Except as set forth in the Merger Agreement, and to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Issuer’s Common stock is based on 13,220,263 shares of common stock deemed to be issued and outstanding as of November 2, 2023.

(a) and (b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11, and 13 on the cover page of this Schedule 13D are incorporated herein by reference.

(c) Neither the Reporting Person, nor any of the persons listed in Schedule A, has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in Item 3 of this Schedule 13D, the Reporting Person is not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits

Exhibit No.	Description

1	Merger Agreement dated as of September 9, 2022 by and among Logiq, Inc., DLQ Inc., Abri SPAC I, Inc. and Abri Merger Sub, Inc.. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on September 12, 2022).
2	First Amendment to the Merger Agreement dated as of May 1, 2023, by and among Logiq, Inc., Abri SPAC I, Inc., Abri Merger Sub, Inc., and DLQ, Inc. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on May 2, 2023).
3	Second Amendment to the Merger Agreement dated as of June 8, 2023, by and among Logiq, Inc., Abri SPAC I, Inc., Abri Merger Sub, Inc., and DLQ, Inc. (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K, filed with the Commission on June 9, 2023).
4	Third Amendment to the Merger Agreement dated as of July 20, 2023, by and among Logiq, Inc., Abri SPAC I, Inc., Abri Merger Sub, Inc., and DLQ, Inc. (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K, filed with the Commission on July 25, 2023).
5	Fourth Amendment to the Merger Agreement dated as of August 28, 2023 by and among Logiq, Inc., Abri SPAC I, Inc., Abri Merger Sub, Inc., and DLQ, Inc. (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K, filed with the Commission on August 31, 2023).
6	Lock-up Agreement
7	Form of Escrow Agreement between Logiq, Inc, and Continental Stock Transfer

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2023		LOGIQ, INC.

	By:	/s/ Brent Suen
	Name:	Brent Suen
	Title:	Chief Executive Officer

5

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

LOGIQ, INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions effected during the past 60 days
Brent Suen (President, Chief Executive Officer, Director)	CAUD	USA	None

Peter Bordes (Director)	LGIQ	USA	None

Christopher Andrews (Chief Operating Officer)	LGIQ	USA	None

Ross O’Brien (Director)	LGIQ	USA	None

Lionel Choong (Chief Financial Officer)	LGIQ	Malaysia	None

*For each individual with a principal occupation at Logiq, Inc. (“LGIQ”), their position is listed below their name, and their principal business address is the address of LGIQ provided above.